UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OLD Line Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67984M100

(CUSIP Number)

Eric D. Hovde

122 W. Washington Ave

Suite 350

Madison, WI 53703

(608) 255-5175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100

1.	Names of Reporting Persons H Bancorp LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note: This statement amends Items 3, 4 and 5 of the Schedule 13D of H Bancorp LLC filed with the U.S. Securities and Exchange Commission (“SEC”) on April 23, 2018, amended by Amendment No. 1 thereto filed with the SEC on July 9, 2018  (as so amended, the “Schedule 13D”), amended by Amendment No. 2 thereto filed with the SEC on September 25, 2019  (as so amended, the “Schedule 13D”).  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is H Bancorp LLC’s final amendment to the Schedule 13D and constitutes an exit filing.

Item 2.	Identity and Background

(a)   This schedule 13D/A is being filed by H Bancorp LLC, a Delaware limited liability Company.

(b)   H Bancorp LLC’s principal address is c/o Sunwest Bank, 2050 Main Street, Suite 300, Irvine, CA 92614.

(c)   H Bancorp LLC is a $1.3 billion private bank holding company with banking operations located in the western United States.

(d)   During the last five years, H Bancorp LLC has not been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, H Bancorp LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

In connection with the merger (the “Merger”) of the Company with and into WesBanco Inc. on November 25, 2019, pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019, by and between WesBanco Inc. and the Company (the “Merger Agreement”), all shares of common stock of the Company owned by H Bancorp LLC were converted into the right to receive shares of WesBanco Inc.’s common stock.  The Merger and conversion of the shares of Common Stock upon consummation of the Merger did not involve payment by H Bancorp LLC or any of its affiliates.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On November 25, 2019, pursuant to the terms of the Merger Agreement, the Company merged with and into WesBanco Inc., with WesBanco Inc. as the surviving corporation.  The Company ceased to exist following the Merger.  Pursuant to the terms of the Merger Agreement, each share of Common Stock issued and outstanding as of immediately prior to the effective time was converted into the right to receive 0.7844 shares WesBanco Inc. common stock and was cancelled and ceased to exist.  As a result, upon consummation of the Merger, the shares of Common Stock beneficially owned by H Bancorp LLC were converted into the right to receive 0.7844 shares of WesBanco Inc.’s common stock, and H Bancorp LLC ceased to be the beneficial owner of any shares of the Common Stock.

In connection with the closing of the Merger, the Common Stock, which previously traded under the stock symbol “OLBK,” ceased trading on, and is being delisted from, the Nasdaq Capital Market.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

a)    Upon consummation of the Merger, as described in Items 3 and 4 above, H Bancorp LLC ceased to be the beneficial owner of any shares of Common Stock.

b)    Upon consummation of Merger, as described in Items 3 and 4 above, H Bancorp LLC ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of Common Stock.

c)     H Bancorp LLC sold 26,343 shares of the Common Stock in the 60 days prior to the Merger.

d)    Not applicable

e)     H Bancorp LLC ceased to be a beneficial owner of more than five percent of the Common Stock upon consummation of the Merger on November 25, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

H Bancorp LLC’s Chairman and Chief Executive Officer, Eric D. Hovde, resigned as a member of the Issuer’s Board of Directors on July 24, 2019.  H Bancorp LLC is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2019
Date
/s/ Eric D. Hovde
Signature
CEO
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).